July 8, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	John Spitz Amit Pande Tonya Aldave Susan Block

Re:	HSBC Bank Plc Registration Statement on Form 20-F Filed May 27, 2022 File No. 000-56449

Ladies and Gentlemen:

HBSC Bank plc (the “Company”) is responding to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the letter dated June 23, 2022 (the “Comment Letter”) regarding the Company’s Registration Statement on Form 20-F, which was filed with the Commission on May 27, 2022 (the “Initial Filing”). On behalf of the Company, we hereby file an amendment to the Initial Filing (“Amendment No.1”), which reflects the Company’s responses to the Comment Letter.

For ease of review, we have set forth below each of the numbered comments of the Comment Letter in bold type followed by the Company’s responses thereto. Capitalized terms used but not defined herein have the respective meanings set forth for such terms in Amendment No. 1.

U.S. Securities and Exchange Commission, p. 2

Item 3. Key Information

D. Risk Factors, page 2

1.	We note your disclosure relating to various pending lawsuits on pages 64 through 67 and pages F-72 through F-75. Please add a separately captioned risk factor to address material litigation risks you face or advise.

Response: The Company respectfully advises the Staff that the risk factor entitled “The group is subject to the risk of current and future legal, regulatory or administrative actions and investigations, the outcomes of which are inherently difficult to predict” on pages 10 through 11 of the Initial Filing describes the material litigation risks the Company faces and includes a cross-reference to Note 33 of the Company’s financial statements (on pages F-72 through F-75 of the Initial Filing), which describes the material legal and regulatory proceedings and investigations involving the Company in more detail. In response to the Staff’s comment, the Company has revised the title of such risk factor to “The group is subject to material litigation and regulatory enforcement risk” on page 10 of Amendment No.1 to be more descriptive of the litigation risk described therein and has amended the final paragraph of such risk factor on page 11 of Amendment No.1 to include references to the legal proceedings, regulatory actions and investigations described in Note 33 of the Company’s financial statements. The Company does not view any other litigation as posing a material risk to the Company for the purposes of the disclosure under Item 3.D.

Item 4. Information on the company

D. Property, plant and equipment, page 21

2.	Please provide information called for by Item 4.D of Form 20-F as it relates to owned or leased properties, including description of the size and uses of the property. If you do not own or lease any properties, please advise.

Response: The Company respectfully advises the Staff that it does not own or lease any material items of property, plant and equipment. The Company has revised the disclosure called for by Item 4.D on page 21 of Amendment No.1 accordingly.

Item 5. Operating and financial review and prospects

Operating results, page 26

3.	Please briefly describe the actions you have taken to “streamline your cost base, optimize the usage of financial resources and enhance returns” as referenced in the first column on page 26.

Response: The Company respectfully advises the Staff that it has revised the disclosure in the first column on page 26 of Amendment No. 1 to describe the actions taken to streamline its cost base, optimize the usage of financial resources and enhance returns.

Item 8. Financial Information

Anti-money laundering and sanctions-related matters, page 64

4.	We note your disclosure in the second paragraph of this section related to UK Financial Conduct Authority imposing a fine on HSBC Bank plc. Please disclose the fine amount or advise.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 66 of Amendment No.1 to state the amount of the fine imposed on the Company by the Financial Conduct Authority.

U.S. Securities and Exchange Commission, p. 3

General

5.	Please briefly describe what you mean by the “UK bank levy” the first time you refer to it in the filing.

Response: The Company respectfully advises the Staff that it has revised the disclosure contained in footnote 5 to the “Key Financial Metrics” table on page 27 of Amendment No. 1, the first time this term appears in the filing, to provide an explanation of the UK bank levy.

6.	Please be advised that your registration statement will automatically become effective 60 days after the initial filing date. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it.

Response: The Company respectfully advises the Staff that it has noted the Staff’s comment and intends to address any further comments of the Staff within the required time frame. The Company also acknowledges that its Registration Statement on Form 20-F will become automatically effective 60 days after the date of the Initial Filing and that, thereafter, the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at +44 20 7614 2230 with any questions regarding this correspondence.

Sincerely yours,

/s/ David I. Gottlieb
David I. Gottlieb

cc:	Colin Bell,
David Watts
Matthew Gillen